Exhibit 99.1

Hotel101 Global Holdings Corp. and its Subsidiaries

Unaudited Condensed Consolidated statement of financial position

As at June 30, 2025 and December 31, 2024

	Note	June 30, 2025		December 31, 2024*
Assets
Non-current assets
Property and equipment, including right-of-use assets of US$1.12 million and US$1.07 million at June 30, 2025 and December 31, 2024, respectively	5	US$	6,975,561	US$	6,821,049
Investment in associate	6		15,532,242		-
Deferred tax assets			37,844		37,844
Other assets			261,963		188,736
			22,807,610		7,047,629
Current assets
Development properties	7		76,491,303		61,544,287
Receivables, including amounts due from holding companies and related parties of US$0.39 million and US$0.11 million at June 30, 2025 and December 31, 2024, respectively	8		3,012,034		532,268
Prepayments and other assets	9		4,774,419		2,507,057
Cash and cash equivalents			8,697,637		15,043,201
			92,975,393		79,626,813
Total assets		US$	115,783,003	US$	86,674,442

Equity
Share capital	10	US$	23,415	US$	16,456
Accumulated losses			(21,371,086)		(8,875,785)
Additional paid-in capital			39,355,462		10,399,063
Foreign currency translation reserve	11		338,070		(165,458)
Total equity			18,345,861		1,374,276

Non-current liabilities
Lease liabilities	12		661,855		683,572

Current liabilities
Lease liabilities - current	12		521,706		415,466
Payables, including amount due to holding companies and related parties of US$65.39 million and US$59.71 million at June 30, 2025 and December 31, 2024, respectively	13		96,253,581		84,201,128
Total liabilities			97,437,142		85,300,166
Total equity and liabilities		US$	115,783,003	US$	86,674,442

*	Prior period comparatives have been reclassified to reflect the impact of the reverse recapitalization. See Note 4, “Business combination and reverse recapitalization,” for details

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

Hotel101 Global Holdings Corp. and its Subsidiaries
Unaudited Condensed Consolidated statement of comprehensive loss
As at June 30, 2025 and 2024

		For the Six Months Ended June 30,
	Note	2025		2024*

Rental income		US$	188,704	US$	658
Real estate sales	14		16,747,130		-
Total sales			16,935,834		658

Cost of real estate sales	7,14		(9,960,860)		-
Gross margin			6,974,974		658

Operating expenses	15		(5,075,164)		(1,677,797)
Results from operating activities			1,899,810		(1,677,139)

Finance income			23,989		2,076
Finance costs	12,13,14		(699,938)		(163,836)
Equity in net income of an associate	6		36,460		-
Listing fee	1,4,10		(13,755,622)		-
Net finance costs			(14,395,111)		(161,760)

Loss for the period			(12,495,301)		(1,838,899)

Other comprehensive income for the period:
Item that is or may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	11		503,528		(538,925)
Total comprehensive income for the period		US$	(11,991,773)	US$	(2,377,824)

*	Prior period comparatives have been reclassified to reflect the impact of the reverse recapitalization. See Note 4, “Business combination and reverse recapitalization,” for details.

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

Hotel101 Global Holdings Corp. and its Subsidiaries
Unaudited Condensed Consolidated statement of changes in equity
As at June 30, 2025 and December 31, 2024

	Share Capital		Additional paid in Capital		Accumulated Losses		Foreign currency translation reserve		Total Equity
At December 31, 2023	US$	5,223,960		-	US$	(2,378,336)	US$	994,353	US$	3,839,977
Retroactive application of business combination (Note 4)*		(5,215,828)		5,215,828		-		-		-
At December 31, 2023, recasted		8,132		5,215,828		(2,378,336)		994,353		3,839,977
Total comprehensive loss for the period		-		-		(1,838,899)		(538,925)		(2,377,824)
At June 30, 2024 (Note 4,10)	US$	8,132	US$	5,215,828	US$	(4,217,235)	US$	455,428	US$	1,462,153

	Share Capital		Additional paid in Capital		Accumulated Losses		Foreign currency translation reserve		Total Equity
At December 31, 2024	US$	10,415,519	US$	-	US$	(8,875,785)	US$	(165,458)	US$	1,374,276
Retroactive application of business combination (Note 4)*		(10,399,063)		10,399,063		-		-		-
At December 31, 2024, recasted		16,456		10,399,063		(8,875,785)		(165,458)		1,374,276
Issuance of shares related to the business combination (Note 4,10)		3,865		17,289,364		-		-		17,293,229
Stock compensation expense		-		89,058		-		-		89,058
Cost of Issuance		-		(3,914,711)		-		-		(3,914,711)
Investment in HOA		3,094		15,492,688						15,495,782
Total comprehensive loss for the period		-		-		(12,495,301)		503,528		(11,991,773)
At June 30, 2025 (Note 4,10)	US$	23,415	US$	39,355,462	US$	(21,371,086)	US$	338,070	US$	18,345,861

*	Prior period comparatives have been reclassified to reflect the impact of the reverse recapitalization. See Note 4, “Business combination and reverse recapitalization,” for details.

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

Hotel101 Global Holdings Corp. and its Subsidiaries
Unaudited Condensed Consolidated statement of cash flows
As at June 30, 2025 and 2024

		For the Six Months Ended
	Note	June 30, 2025		June 30, 2024*
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period		US$	(12,495,301)	US$	(1,838,899)
Adjustments to reconcile net loss to net cash:					-
Depreciation expense	5, 16		118,359		49,004
Amortization of right-to-use asset	5, 16		212,814		189,124
Stock compensation expense	10		89,058		-
Equity in net income of an associate	6		(36,460)		-
Listing fee	4		13,755,622		-
Finance costs	12,13,14		699,938		163,836
Changes in operating assets and liabilities:
Accounts payable and other current liabilities	13		1,919,848		9,862,600
Development properties	7		(14,947,016)		(8,704,453)
Prepayments and other assets	9		(2,132,742)		(518,538)
Receivables	8		(2,171,945)		(7,576)
CASH USED IN OPERATING ACTIVITIES			(14,987,825)		(804,902)

CASH FLOWS FROM INVESTING ACTIVITIES
Increase in other non-current assets			(73,227)		(117,034)
Acquisition of property and equipment	5		(226,830)		(15,930)
CASH USED IN INVESTING ACTIVITIES			(300,057)		(132,964)

CASH FLOWS FROM FINANCING ACTIVITIES
Net cash received with the reverse recapitalization	4		788,886		-
Proceeds from key executive shares	4		2,214,900		-
Payment of lease liabilities	16		(282,038)		(448,025)
Advances from ultimate holding company	13		4,969,901		8,958,434
Advances from immediate holding company – net	13		43,152		853,901
Advances from related parties	13		389,813		424,865
Interest paid	16		(39,999)		(54,935)
CASH PROVIDED BY FINANCING ACTIVITIES			8,084,615		9,734,240
Effect of translation changes on cash			857,703		(538,925)
Change in cash and cash equivalents			(6,345,564)		8,257,449
Cash and cash equivalents, beginning of period			15,043,201		2,536,211
Cash and cash equivalents, end of period		US$	8,697,637	US$	10,793,660

*	Prior period comparatives have been reclassified to reflect the impact of the reverse recapitalization. See Note 4, “Business combination and reverse recapitalization,” for details.

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

Hotel101 Global Holdings Corp. and its Subsidiaries
Notes to the unaudited condensed consolidated financial statements
As at June 30, 2025 and 2024

These notes form an integral part of the consolidated financial statements.

1. Domicile and activities

The Company’s legal and commercial name is Hotel101 Global Holdings Corp.(“the Company”) and is commonly known as “HBNB” or “Hotel101”. HBNB is an exempted company with limited liability incorporated under the laws of the Cayman Islands on March 13, 2024. HBNB was incorporated for the purpose of effectuating the Business Combination and is a holding company. HBNB’s registered office is located at 71 Fort Street, PO Box 500, George Town, Grand Cayman, KY1-1106, Cayman Islands. HBNB’s principal executive office is located at 20 Cecil Street #04-03, Plus Building Singapore 049705.

The principal activity of the Company is the acquisition, investment and development of real estate properties and ventures.

The principal activities of the subsidiaries are disclosed in Note 3.1(i).

On April 8, 2024, HBNB signed an Agreement and Plan of Merger with JVSPAC Acquisition Corp. (“JVSPAC”) and the Company’s related parties. On June 30, 2025, HBNB, a wholly-owned subsidiary of DoubleDragon Corporation (“DD”), consummated the business combination pursuant to the agreement and plan of merger, dated as of April 8, 2024 (and as amended on September 3, 2024, the “Merger Agreement”), by and among HBNB, Hotel of Asia, Inc., a company with limited liability incorporated under the laws of the Philippines (“HOA”), DD, a company incorporated under the laws of the Philippines and listed on the Philippine Stock Exchange, Inc., DDPC Worldwide Pte. Ltd. (“DDPCW), a private company limited by shares incorporated under the laws of Singapore and a wholly-owned subsidiary of DD, Hotel101 Worldwide Private Limited, a private company limited by shares incorporated under the laws of Singapore (“Hotel101 Worldwide,” and together with DDPC and DD, the “Principal Shareholders”), Hotel101 Global Pte. Ltd., a private company limited by shares incorporated under the laws of Singapore (“Hotel101 Global”), HGHC 4 Pte. Ltd., a private company limited by shares incorporated under the laws of Singapore and a wholly-owned subsidiary of HBNB (“Merger Sub 1”), HGHC 3 Corp., a British Virgin Islands business company and a wholly-owned subsidiary of HBNB (“Merger Sub 2”) and JVSPAC Acquisition Corp., a British Virgin Islands business company.

The Business Combination was consummated on June 30, 2025 (the “Closing”). The transaction was unanimously approved by JVSPAC’s board of directors and was approved at the extraordinary general meeting of JVSPAC’s shareholders held on June 24, 2025.

Prior to the Company Amalgamation and SPAC Merger (each as defined below) and pursuant to the terms of the Merger Agreement, DoubleDragon, DDPC and Hotel101 Global engaged in the following restructuring (the “Restructuring”):

●	On December 30, 2024, DDPC transferred to Hotel101 Global leasehold right over certain real estate-related properties free and clear of any encumbrances in exchange for the issuance of ordinary shares in the capital of Hotel101 Global to DDPC.

●	On January 21, 2025, DoubleDragon transferred 216,000 common shares of HOA, representing 40% of the share capital of HOA to Hotel101 Global in exchange for 1,987,239 Hotel101 Global shares pursuant to a Share Purchase Agreement.

Pursuant to the Merger Agreement, among other things, the following transactions occurred as part of Closing and after the Restructuring:

a)	Hotel101 Global and Merger Sub 1 amalgamated , with Hotel101 Global being the surviving entity and a direct wholly-owned subsidiary of HBNB (“Company Amalgamation”),

b)	Merger Sub 2 merged with and into JVSPAC, with JVSPAC being the surviving entity and becoming a wholly-owned subsidiary of HBNB (the “SPAC Merger,” and together with the Amalgamation and the other transactions contemplated by the Merger Agreement, the “Business Combination”)

c)	Pursuant to the terms of the Merger Agreement, the aggregate consideration of US$2,300,000,000, was paid in the form of 230,000,000 newly issued ordinary shares of HBNB at a price of US$10.00 per share consisting of (i) 195,500,000 HBNB Ordinary Shares paid to DDPC, Hotel101 Worldwide and DoubleDragon and (ii) 34,500,000 HBNB Ordinary Shares issued to certain key executives and other employees (“Key Executives”) of HBNB and DoubleDragon (the “Key Executive Shares”). The Key Executive Shares shall be subject to a vesting period starting on the 18th month up to the 66th month from the closing. If any Key Executive resigns or is terminated from their role with HBNB or DoubleDragon, as the case may be, while any of their Key Executive Shares remain under lock-up, all such shares under lock-up will revert to HBNB through a buyback arrangement. HBNB shall be the sole beneficiary in case of any gains arising from these buyback transactions, and the departing Key Executive shall not be entitled to any benefit whatsoever.

d)	HBNB issued 600,000 HBNB Ordinary Shares to Merdeka, HBNB’s financial advisor for the Business Combination

e)	Immediately prior to the effective time of the SPAC Merger (but immediately subsequent to the effective time of the Company Amalgamation), each JVSPAC Right outstanding was cancelled and cease to exist, with every four JVSPAC Rights converting into one JVSPAC Class A Ordinary Share, with fractional shares either be rounded up or otherwise addressed in accordance with the applicable laws. Each issued and outstanding class A ordinary share, with no par value, of JVSPAC and each issued and outstanding class B ordinary share, with no par value, of JVSPAC (other than treasury shares, validly redeemed shares or dissenting shares) were converted into one ordinary share of HBNB.

f)	If HBNB’s reported consolidated revenue for fiscal year 2025, as set forth in its annual audited consolidated financial statements, is at least US$113.25 million, then HBNB, at its option, may issue in the aggregate up to an additional 500,000 ordinary shares (the “Earnout Shares”) as a bonus to the directors, executives, managers, advisors and employees of HBNB, its subsidiaries and/or parent companies, as determined at the relevant time. Fifty percent (50%) of the Earnout Shares will not be subject to any lock-up arrangement, and the remaining fifty percent (50%) of the Earnout Shares shall be subject to a lock-up period of six months from the date of issuance.

As a result of the Business Combination, Hotel101 Global and JVSPAC have become wholly-owned subsidiaries of HBNB as of June 30, 2025. The unaudited condensed consolidated financial statements as at June 30, 2025 and for the six months ended June 30, 2024 comprise of the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”).

On July 1, 2025, HBNB’s ordinary shares (“HBNB Ordinary Shares”) commenced trading on the Nasdaq Capital Market (“Nasdaq”), under the ticker symbol “HBNB.”

As a result of the transactions, the Company has 234,152,398 ordinary shares outstanding as of June 30, 2025 (Note 4).

The directors consider DD, incorporated in the Philippines and registered with the Philippines Securities and Exchange Commission, to be the ultimate holding company.

2. Basis of preparation

2.1. Statement of compliance

The unaudited condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), applying the basis of accounting below and include the accounts of the Corporation and its subsidiaries. The comparative information presented in the financial statements are that of Hotel101 Global and HBNB (Note 4).

2.2. Going Concern

The Group started operations in 2022. The Group sustained losses in 2025 and 2024 which resulted in accumulated losses of US$21,371,086 and US$8,875,785 as at June 30, 2025 and December 31, 2024, respectively. The losses were mainly due to the high start-up costs for the Group as the Group continues to expand globally and the loss from business combination. As of June 30, 2025, the Group’s cash and cash equivalents amounted to US$8,697,637. These factors raise significant doubt about the Group’s ability to continue as a going concern for at least twelve months from the end of the reporting period. The significant doubt is alleviated, however, as the ultimate holding company has undertaken to provide the necessary financial support to enable the Group to continue its operations as a going concern and to meet its liabilities as and when they fall due. The ultimate holding company also pledged not to enforce its right to collect from the Group any advances made and working capital loans extended until such time that the Group has the ability to repay them. The unaudited condensed consolidated financial statements of the Group have been prepared on a going concern basis.

2.3. Basis of measurement

The unaudited condensed consolidated financial statements have been prepared on the historical cost basis except as otherwise described in the notes below.

2.4. Functional and presentation currency

The unaudited condensed consolidated financial statements are presented in United States dollars, which is the Group’s functional currency. All financial and information are presented in United States dollars (‘US$’), unless otherwise stated.

2.5. Use of estimates and judgements

The preparation of the unaudited condensed consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions about the future that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The Company’s results of operations for the interim periods are not necessarily indicative of the results to be expected for the entire year, or any other period and there are factors which can cause for actual outcomes for the entire year to deviate from the interim results and financial conditions.

Estimates and underlying assumptions are reviewed on an ongoing basis and are consistent with the Group’s risk management. Revisions to accounting estimates are recognized prospectively.

2.6. New standards and interpretations not adopted

A number of new standards and amendments to standards are effective for annual periods beginning after January 1, 2025 and earlier application is permitted. Under prevailing circumstances, the adoption of the new and amended IFRSs is not expected to have any material effect on the unaudited condensed consolidated financial statements of the Company.

3. Material accounting policy information

Except as described below, the accounting policies applied by the Company in these unaudited condensed consolidated financial statements are the same as those applied by the Company in its audited consolidated financial statements as of and for the period ended 31 December 2024.

The accounting policies set out below have been applied consistently to period presented in these unaudited condensed consolidated financial statements.

3.1. Basis of consolidation

(i) Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the unaudited condensed consolidated financial statements from the date that control commences until the date that control ceases.

The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by the Group. Losses applicable to the NCI in a subsidiary are allocated to the NCI even if doing so causes the NCI to have a deficit balance.

Details are as follows:

Name of subsidiary	Principal activities	Country of incorporation/ Principal place of business	Ownership interest June 30, 2025	Ownership interest December 31, 2024
			%	%
HGHC 1 Corp.	Holding Company	Cayman Islands	100%	100%
HGHC 2 Corp.	Holding Company	Cayman Islands	100%	100%
JVSPAC Acquisition Corp.	Holding Company	The British Virgin Islands	100%	-
Hotel 101 Global Pte. Ltd.	Holding Company	Singapore	100%	-
Held by Hotel101 Global and subsidiaries
Hotel101 Japan One Pte. Ltd.	Holding Company	Singapore	100%	-
Hotel101 Japan Two Pte. Ltd.	Holding Company	Singapore	100%	-
Hotel101 Marketing Pte. Ltd.	Marketing Company	Singapore	100%	-
Hotel101 Marketing HK Limited	Marketing Company	Hong Kong	100%	-
Hotel101 Marketing Japan GK	Marketing Company	Japan	100%	-
H101 Marketing Mexico, S.A. de C.V.	Marketing Company	Mexico	100%	-
Hotel101 EU SARL	Holding Company	Luxembourg	100%	-
Hotel101 Madrid SLU	Hotel Developer	Spain	100%	-
Hotel101 Spain Management SLU	Hotel Management	Spain	100%	-
Hotel101 LA Holdings LLC	Holding Company	USA	100%	-
Hotel101 Los Angeles LLC	Hotel Developer	USA	100%	-
Hotel101 Japan Management Kabushiki Kaisha	Hotel Management	Japan	100%	-
Hotel101 Japan Two Pte. Ltd. - Japan Branch	Holding Company	Japan	100%	-
Tokutei Mokuteki Kaisha Hotel101 Niseko	Hotel Developer	Japan	100%	-
Hotel101 Marketing Pte. Ltd. - Dubai Branch - Rep. Office	Marketing Company	UAE	100%	-
Hotel101 Marketing Pte. Ltd. - Taiwan Branch - Rep. Office	Marketing Company	Taiwan	100%	-

On April 8, 2024, the Company signed an Agreement and Plan of Merger with JVSPAC and the Company’s related parties. On September 3, 2024, the Company signed an Amendment to Agreement and Plan of Merger to amend for DD to transfer 40% of the total issued share capital of HOA to Hotel101 Global in exchange for ordinary shares, refer to Note 1, 4 and 6.

Effective June 30, 2025 the Business Combination was completed.

(ii) Loss of control

When the Group losses control over a subsidiary, it derecognises the assets and liabilities of the subsidiary, and any related non-controlling interests and other components of equity. Any resulting gain or loss is recognized in profit or loss. Any interest retained in the former subsidiary is measured at fair value when control is lost.

(iii) Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the unaudited condensed consolidated financial statements. unrealized gains arising from transactions with equity-accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

3.2. Foreign currency

(i) Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at the exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the year, adjusted for effective interest and payments during the year, and the amortized cost in foreign currency translated at the exchange rate at the end of the year.

Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated to the functional currency at the exchange rate at the date that the fair value was determined. Non-monetary items in foreign currencies that are measured in terms of historical cost are translated using the exchange rate at the date of the transaction. Foreign currency differences arising on translation are recognized in profit or loss.

(ii) Foreign operations

The assets and liabilities of foreign operations are translated to United States dollars at exchange rates at the reporting date. The income and expenses of foreign operations are translated to United States dollars at exchange rates at the dates of the transactions or average exchange rates during the year.

The foreign currency translation reserve comprises foreign currency differences arising from the translation of the financial statements of foreign operations whose functional currencies are different from the presentation currency of the Group for the financial period.

Foreign currency differences are recognized in other comprehensive income and presented in the foreign currency translation reserve in equity. However, if the foreign operation is a non-wholly-owned subsidiary, then the relevant proportionate share of the translation difference is allocated to the non-controlling interests. When a foreign operation is disposed of such that control or significant influence is lost, the cumulative amount in the foreign currency translation reserve related to that foreign operation is reclassified to profit or loss as part of the gain or loss on disposal. When the Group disposes of only part of its interest in a subsidiary that includes a foreign operation while retaining control, the relevant proportion of the cumulative amount is reattributed to non-controlling interests. When the Group disposes of only part of its investment in an associate that includes a foreign operation while retaining significant influence, the relevant proportion of the cumulative amount is reclassified to profit or loss.

When the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely to occur in the foreseeable future, foreign exchange gains and losses arising from such a monetary item that are considered to form part of a net investment in a foreign operation are recognized in other comprehensive income, and are presented in the foreign currency translation reserve in equity.

3.3. Property and equipment

(i) Recognition and measurement

Items of property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditure that is directly attributable to the acquisition of the asset.

Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

If significant parts of an item of property and equipment have different useful lives, they are accounted for as separate items (major components) of property and equipment.

The gain or loss on disposal of an item of property and equipment is recognized net in profit or loss.

(ii) Subsequent costs

The cost of replacing a component of an item of property and equipment is recognized in the carrying amount of the item if it is probable that future economic benefits embodied within the component will flow to the Group, and its cost can be measured reliably. The carrying amount of the replaced component is derecognized.

The costs of the day-to-day servicing of property and equipment are recognized in profit or loss as incurred.

(iii) Depreciation

Depreciation is based on the cost of an asset less its residual value. Significant components of individual assets are assessed and if a component has a useful life that is different from the remainder of that asset, that component is depreciated separately.

Depreciation is recognized as an expense in profit or loss on a straight-line basis over the estimated useful lives of each component of an item of property, plant and equipment. Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Group will obtain ownership by the end of the lease term.

The estimated useful lives for the current period are as follows:

Leasehold improvements	shorter of useful life or lease term
Office equipment	5 years
Office unit	64 years

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting period and adjusted if appropriate.

3.4. Investment in Associate

An associate is an entity in which the Group has significant influence. Significant influence is the power to participate in the financial and operating policies of the investee but is not control or joint control over those policies. The Group’s investment in associates is accounted for using the equity method.

Under the equity method, the investment in associates is initially recognized at cost. The carrying amount of the investment is adjusted to recognize the changes in the Group’s share of net assets of the associate since the acquisition date.

The Group discontinues applying the equity method when their investments in investee companies are reduced to zero. Accordingly, additional losses are not recognized unless the Group has guaranteed certain obligations of the investee companies. When the investee companies subsequently report net income, the Group will resume applying the equity method but only after its share of that net income equals the share of net losses not recognized during the period the equity method was suspended.

3.5. Leases

At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

As a lessee

At commencement or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of its relative stand-alone prices. However, for the leases of property, the Group has elected not to separate non-lease components and account for the lease and non-lease components as a single lease component.

The Group recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of the right-of-use asset reflects that the Group will exercise a purchase option. In that case, the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease terms of right-of-use assets are as follows:

Office premise	5 years
Showroom	2 to 5 years

The right-of-use asset is subsequently stated at cost less accumulated depreciation and impairment losses.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the lessee’s incremental borrowing rate. Generally, the Group uses the lessee’s incremental borrowing rate as the discount rate.

The Group determines the lessee’s incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

Lease payments included in the measurement of the lease liability comprise the following:

●	fixed payments, including in-substance fixed payments.

●	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date; and

●	the exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewal period if the Group is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Group is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, if the Group changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

Where the basis for determining future lease payments changes as required by interest rate benchmark reform, the Group remeasures the lease liability by discounting the revised lease payments using the revised discount rate that reflects the change to an alternative benchmark interest rate.

The Group presents right-of-use assets in ‘property and equipment’ and lease liabilities in the statement of financial position.

Short-term leases and leases of low-value assets

The Group has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. The Group recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

3.6. Financial instruments

(i) Recognition and initial measurement

Non-derivative financial assets and financial liabilities

Trade receivables are initially recognized when they are originated. All other financial assets and financial liabilities are initially recognized when the Group becomes a party to the contractual provisions of the instrument.

A financial asset (unless it is a trade receivable without a significant financing component) or financial liability is initially measured at fair value plus or minus, for an item not at fair value through profit or loss (“FVTPL”), transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

(ii) Classification and subsequent measurement

Non-derivative financial assets

On initial recognition, a financial asset is classified as measured at amortized cost.

Financial assets are not reclassified subsequent to their initial recognition unless the Group changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

Financial assets at amortized cost

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

●	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

●	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets: Business model assessment

The Group makes an assessment of the objective of the business model in which a financial asset is held at a portfolio level because this best reflects the way the business is managed, and information is provided to management.

Transfers of financial assets to third parties in transactions that do not qualify for derecognition are not considered sales for this purpose, consistent with the Group’s continuing recognition of the assets.

The business model of the Group is as follows:

Held to collect

The Group holds financial assets which arise from its property development business and hotel operations. The objective of the business model for these financial instruments is to collect the amounts due from the Group’s receivables and to earn contractual interest income on the amounts collected.

Transfers of financial assets to third parties in transactions that do not qualify for derecognition are not considered sales for this purpose, consistent with the Group’s continuing recognition of the assets.

Non-derivative financial assets: Assessment whether contractual cash flows are solely payments of principal and interest

For the purposes of this assessment, ‘principal’ is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and costs (e.g. liquidity risk and administrative costs), as well as a profit margin.

In assessing whether the contractual cash flows are solely payments of principal and interest, the Group considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making this assessment, the Group considers:

●	contingent events that would change the amount or timing of cash flows;

●	terms that may adjust the contractual coupon rate, including variable rate features;

●	prepayment and extension features; and

●	terms that limit the Group’s claim to cash flows from specified assets (e.g. non-recourse features).

A prepayment feature is consistent with the solely payments of principal and interest criterion if the prepayment amount substantially represents unpaid amounts of principal and interest on the principal amount outstanding, which may include reasonable additional compensation for early termination of the contract. Additionally, for a financial asset acquired at a significant discount or premium to its contractual par amount, a feature that permits or requires prepayment at an amount that substantially represents the contractual par amount plus accrued (but unpaid) contractual interest (which may also include reasonable additional compensation for early termination) is treated as consistent with this criterion if the fair value of the prepayment feature is insignificant on initial recognition.

Non-derivative financial assets: Subsequent measurement and gains and losses

Financial assets at amortized cost

These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Finance income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Non-derivative financial liabilities: Classification, subsequent measurement and gains and losses

Financial liabilities are classified as measured at amortized cost. These financial liabilities are initially measured at fair value less directly attributable transaction costs. They are subsequently measured at amortized cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognized in profit or loss.

(iii) Derecognition

Financial assets

The Group derecognizes a financial asset when:

●	the contractual rights to the cash flows from the financial asset expire; or

Transferred assets are not derecognized when the Group enters into transactions whereby it transfers assets recognized in its statement of financial position, but retains either all or substantially all of the risks and rewards of the transferred assets.

Financial liabilities

The Group derecognises a financial liability when its contractual obligations are discharged, cancelled or expired. The Group also derecognises a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

Interest rate benchmark reform

When the basis for determining the contractual cash flows of a financial asset or financial liability measured at amortized cost changed as a result of interest rate benchmark reform, the Group updates the effective interest rate of the financial asset or financial liability to reflect the change that is required by the reform. No immediate gain or loss is recognized.

A change in the basis for determining the contractual cash flows is required by interest rate benchmark reform if the following conditions are met:

●	the change is necessary as a direct consequence of the reform; and

●	the new basis for determining the contractual cash flows is economically equivalent to the previous basis — i.e. the basis immediately before the change

When changes were made to a financial asset or financial liability in addition to changes to the basis for determining the contractual cash flows required by interest rate benchmark reform, the Group first updates the effective interest rate of the financial asset or financial liability to reflect the change that is required by interest rate benchmark reform. After that, the Group applies the policies on accounting for modifications to the additional changes.

(iv) Offsetting

Financial assets and financial liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group currently has a legally enforceable right to set off the amounts and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

(v) Cash and cash equivalents

Cash and cash equivalents comprises of cash on hand and cash in bank are used by the Group in the management of its short-term commitments.

(vi) Share capital

Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity, net of any tax effects. Income tax relating to transactions costs of an equity transaction is accounted for in accordance with IAS 12.

3.7. Development properties

Development properties are properties that are acquired and developed or constructed for sale in the ordinary course of business, rather than to be held for rental or capital appreciation.

Development properties are measured at the lower of cost and net realizable value. Cost includes acquisition costs, development expenditure and other costs directly attributable to the development activities.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and estimated costs to make the sale. The write-down to net realizable value is presented as allowance for foreseeable losses, if any.

3.8. Impairment

(i) Non-derivative financial assets

The Group recognises loss allowances for expected credit loss (“ECLs”) on financial assets measured at amortized cost (“cash and cash equivalents” and “receivables”).

Loss allowances of the Group are measured on either of the following bases:

●	12-month ECLs: these are ECLs that result from default events that are possible within the 12 months after the reporting date (or for a shorter period if the expected life of the instrument is less than 12 months); or

●	Lifetime ECLs: these are ECLs that result from all possible default events over the expected life of a financial instrument.

Simplified approach

The Group applies the simplified approach to provide for ECLs for all trade receivables. The simplified approach requires the loss allowance to be measured at an amount equal to lifetime ECLs.

General approach

The Group applies the general approach to provide for ECLs on all other financial instruments. Under the general approach, the loss allowance is measured at an amount equal to 12-month ECLs at initial recognition.

At each reporting date, the Group assesses whether the credit risk of a financial instrument has increased significantly since initial recognition. When credit risk has increased significantly since initial recognition, loss allowance is measured at an amount equal to lifetime ECLs.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Group considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Group’s historical experience and informed credit assessment and includes forward-looking information.

If credit risk has not increased significantly since initial recognition or if the credit quality of the financial instruments improves such that there is no longer a significant increase in credit risk since initial recognition, loss allowance is measured at an amount equal to 12-month ECLs.

The Group considers a financial asset to be in default when the borrower is unlikely to pay its credit obligations to the Group in full, without recourse by the Group to actions such as realizing security (if any is held).

The maximum period considered when estimating ECLs is the maximum contractual period over which the Group is exposed to credit risk.

Measurement of ECLs

ECLs are probability-weighted estimates or credit losses. Credit losses are measured at the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Group expects to receive). ECLs are discounted at the effective interest rate of the financial asset.

Credit-impaired financial assets

At each reporting date, the Group assesses whether financial assets carried at amortized cost are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred. Evidence that a financial asset is credit-impaired includes the following observable data:

●	significant financial difficulty of the borrower;

●	a breach of contract such as a default;

●	the restructuring of a loan or advance by the Group on terms that the Group would not consider otherwise;

●	it is probable that the borrower will enter bankruptcy or other financial reorganization; or

●	the disappearance of an active market for a security because of financial difficulties.

Presentation of allowance for ECLs in the statement of financial position

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of these assets.

There are no loss allowances as of June 30, 2025 and 2024.

Write-off

The gross carrying amount of a financial asset is written off (either partially or in full) to the extent that there is no realistic prospect of recovery. This is generally the case when the Group determines that the debtor does not have assets or sources of income that could generate sufficient cash flows to repay the amounts subject to the write-off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Group’s procedures for recovery of amounts due.

(ii) Non-financial assets

The carrying amounts of the Group’s non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. An impairment loss is recognized if the carrying amount of an asset or its related cash-generating unit (“CGU”) exceeds its estimated recoverable amount.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs of disposal. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs.

Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of CGUs are allocated to reduce the carrying amounts of the other assets in the CGU (group of CGUs) on a pro rata basis.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss had been recognized.

3.9. Employee benefits

(i) Defined contribution plans

Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the periods during which services are rendered by employees.

(ii) Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

3.10. Provisions

Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance cost.

3.11. Revenue Recognition

The Group recognizes revenue from contracts with customers when control of the goods or services are transferred to the customer at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services. Revenues exclude value-added tax (“VAT”) and other fees collected on behalf of other parties.

The transfer of control can occur over time or at a point in time. Revenue is recognized at a point in time unless one of the following criteria is met, in which case it is recognized over time: (a) the customer simultaneously receives and consumes the benefits as the Group performs its obligations; (b) the Group’s performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or (c) the Group’s performance does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date.

The Group assesses its revenue arrangements to determine if it is acting as principal or agent. The Group has generally concluded that it is the principal in its revenue arrangements.

Real Estate Sales

Revenue from the sale of these development properties under pre-completion stage are recognized over time during the construction period (or percentage of completion) since based on the terms and conditions of its contract with the buyers, the Group’s performance does not create an asset with an alternative use and the Group has an enforceable right to payment for performance completed to date.

In measuring the progress of its performance obligation over time, the Group uses the output method. The Group recognizes revenue on the basis of direct measurements of the value to customers of the goods or services transferred to date, relative to the remaining goods or services promised under the contract. Progress is measured using surveys of performance completed to date. This is based on the monthly project accomplishment report prepared by the third party contractor, reviewed by the construction manager, if there is any for the project, and approved by the Company which integrates the surveys of performance to date of the construction activities for both sub-contracted and those that are fulfilled by the developer itself.

Repossessed property arising from sales cancellation is recognized at its fair value less cost to repossess. Upon repossession, the difference between the carrying amount of the receivable to be derecognized and the fair value of the repossessed property less repossession cost will be recognized in profit or loss.

Rental Income

Rental income (net of any lease incentives) is recognized on a straight-line basis over the lease term. Contingent rentals, which include gross turnover rental, are recognized as income in the accounting period in which it is earned and the amount can be reliably measured.

3.12. Cost and Expense Recognition

Costs and expenses are recognized when they are incurred and are reported in the unaudited condensed consolidated financial statements in the periods to which they relate.

Cost Recognition of Real Estate Sales

The Group recognizes costs relating to satisfied performance obligations as these are incurred taking into consideration the contract fulfillment assets. These include costs of land, construction, and development costs, professional fees, permits and licenses. These costs are allocated to the saleable area, with the portion allocable to the sold area being recognized as costs of sales while the portion allocable to the unsold area being recognized as part of development properties.

Expenses are also recognized when a decrease in future economic benefit related to a decrease in an asset or an increase in a liability that can be measured reliably has arisen. Expenses are recognized on the basis of a direct association between costs incurred and the earning of specific items of income; on the basis of systematic and rational allocation procedures when economic benefits are expected to arise over several accounting periods and the association can only be broadly or indirectly determined; or immediately when an expenditure produces no future economic benefits or when, and to the extent that future economic benefits do not qualify, or cease to qualify, for recognition as an asset.

3.13. Contract Balances

Receivables

A receivable represents the Group’s right to an amount of consideration that is unconditional (i.e., only the passage of time is required before payment of the consideration is due).

Contract Assets

A contract asset is the right to consideration for performance completed to date that is conditional on an event other than the passage of time. The contract assets are transferred to trade receivables when the rights become unconditional.

Contract Liabilities

A contract liability is the obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer. If a customer pays consideration before the Group transfers goods or services to the customer, a contract liability is recognized when the payment is made or the payment is due (whichever is earlier). Contract liabilities are recognized as revenue when the Group performs under the contract.

Costs to Obtain Contract

The incremental costs of obtaining a contract with a customer are recognized as an asset if the Group expects to recover them. The Group has determined that commissions paid to brokers and marketing agents on the sale of pre-completed real estate units are recognized to other current assets when recovery is reasonably expected and are charged to expense in the period in which the related revenue is recognized as earned. Commission expense which did not qualify for capitalization is included in the “Selling and marketing expenses” account in the unaudited condensed consolidated statements of comprehensive loss.

Costs incurred prior to obtaining contract with customer are not capitalized but are expensed as incurred.

Amortization, Derecognition and Impairment of Capitalized Costs to Obtain a Contract

The Group amortizes capitalized costs to obtain a contract over the expected construction period using percentage of completion following the pattern of real estate revenue recognition. The amortization is included within cost of real estate sales.

At each reporting date, the Group determines whether the cost to obtain a contract may be impaired. The Group estimates impairment as the excess of the carrying amount of the assets over the remaining amount of consideration that the Group expects to receive less the costs that relate directly to providing services that have not been recognized as expenses under the relevant contract. In determining the estimated amount of consideration, the Group uses the same principles as it does to determine the contract transaction price, except that any constraints used to reduce the transaction price will be removed for the impairment test and the amount is adjusted to reflect the customer’s credit risk.

Significant Financing Components

For contracts where the period between the transfer of the promised goods or services to the customer and payment by the customer exceeds one year, the transaction price is adjusted for the time value money. The financing component is recognized within finance costs or finance income in the unaudited condensed consolidated statements of comprehensive loss.

3.14. Finance income and finance costs

Finance income comprise of interest income from cash in bank is recognized as it accrues in profit or loss, using the effective interest method.

Finance costs comprise of interest expense on amount due to immediate holding company that are recognized in profit or loss. Interest expense is recognized using the effective interest method.

The ‘effective interest rate’ is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument to:

●	the gross carrying amount of the financial asset; or

●	the amortized cost of the financial liability.

In calculating interest income and expense, the effective interest rate is applied to the gross carrying amount of the asset (when the asset is not credit-impaired) or to the amortized cost of the liability. However, for financial assets that have become credit-impaired subsequent to initial recognition, interest income is calculated by applying the effective interest rate to the amortized cost of the financial asset. If the asset is no longer credit-impaired, then the calculation of interest income reverts to the gross basis.

3.15. Tax

Tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

The Group has determined that interest and penalties related to income taxes, including uncertain tax treatments, do not meet the definition of income taxes, and therefore accounted for them under IFRS(I) 1-37 Provision, Contingent Liabilities and Contingent Assets.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any.

Current tax assets and liabilities are offset only if certain criteria are met.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred tax is not recognized for:

●	temporary differences related to investments in subsidiaries to the extent that the Group is able to control the timing of the reversal of the temporary difference and it is probable that they will not reverse in the foreseeable future; and

●	taxable temporary differences arising on the initial recognition of goodwill.

The measurement of deferred taxes reflects the tax consequences that would follow the manner in which the Group expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if certain criteria are met.

Deferred tax assets are recognized for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. Future taxable profits are determined based on the reversal of relevant taxable temporary differences. If the amount of taxable temporary differences is insufficient to recognise a deferred tax asset in full, then future taxable profits, adjusted for reversals of existing temporary differences, are considered, based on the business plans for individual subsidiaries in the Group. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised; such reductions are reversed when the probability of future taxable profits improves.

Unrecognized deferred tax assets are reassessed at each reporting date and recognized to the extent that it has become probable that future taxable profits will be available against which they can be used.

3.16. Earnings per share

The Group presents basic and diluted loss per share (“EPS”) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the year.

Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders of the Company and the weighted average number of ordinary shares outstanding, for the dilutive effect arising from the conversion of the non-redeemable convertible non-cumulative preference shares.

4. Business combination and reverse recapitalization

The SPAC Merger was accounted for as a capital reorganization in accordance with IFRS 2 Share-based Payments (“IFRS 2”). Under this method of accounting, JVSPAC is treated as the “acquired” company for financial reporting purposes and Hotel101 Global as the accounting “acquirer”. As such, Hotel101 Global is deemed the accounting predecessor of the combined business, and HBNB, as the parent company of the combined business, is the successor SEC registrant, meaning that Hotel101 Global’s financial statements for previous periods will be disclosed in the registrant’s periodic reports filed with the SEC from here forward. The net assets of JVSPAC were stated at historical cost, with no goodwill or other intangible assets recorded. The SPAC Merger, which is not within the scope of IFRS 3 Business Combinations (“IFRS 3”), since JVSPAC did not meet the definition of a “business” pursuant to IFRS 3, was accounted for within the scope of IFRS 2. Any excess of fair value of the HBNB’s common shares issued over the fair value of JVSPAC’s identifiable net assets acquired represents compensation for the service of a stock exchange listing for its shares and is expensed as incurred.

The consolidated financial statements of the merged company will represent a continuation of the financial statements of Hotel 101 Global. The historical financial statements also include HBNB since its inception as this entity was under common control in the historical period. The principles and guidance on the preparation and presentation of the consolidated financial statements will be applied as follows:

-	the assets and liabilities of Hotel101 Global and HBNB recognized and measured in the financial statements at their carrying amounts immediately prior to the Capital Reorganization;

-	the net investment of Hotel101 Global and HBNB are recognized in the financial statements at amounts immediately prior to the Capital Reorganization. Common shares and capital surplus have been adjusted retroactively to reflect the legal capital of Hotel101 Global; and

-	the comparative information presented in the financial statements are that of Hotel101 Global and HBNB.

The following table summarizes the proceeds raised and issuance costs incurred related to the Business Combination on June 30, 2025:

Cash and Cash-Trust Account, net of redemptions	US$	1,467,432
Less: transaction costs and professional fees, paid directly from Trust Account		(678,546)
Net proceeds received from Trust and Cash Account	US$	788,886

The following table summarizes the impact to the Statement of Equity related to the Business Combination on June 30, 2025:

	Number of shares	Amount (US$)
Shares issued to SPAC public investors (at US$3.64 / share)	1,546,148	US$	5,627,979
Shares issued to SPAC sponsor and Maxim (at US$12.70 / share)	1,996,250		7,266,350
Shares issued to Advisor (at US$3.64 / share)	600,000		2,184,000
Shares issued to key executives, employees and consultants (at US$3.64/ share)	34,500,000		125,580,000
Business Combination equity issued			140,658,329
Cost of Issuance			(3,914,711)
Business Combination equity issued, net of transaction costs		US$	136,743,618

Listing expense

As discussed above, as the SPAC Merger was accounted for in accordance with IFRS 2, the difference in the fair value of the shares deemed to have been issued by the Company, and the fair value of the JVSPAC’s identifiable net assets represented a service received by the Company, and thus was recognized as an expense upon consummation of the SPAC Merger.

Upon Closing, the excess fair value of the equity interests deemed to have been issued to JVSPAC as consideration over the fair value of JVSPAC’s identifiable net assets was recognized as a listing expense in the amount of US$13.76 million in the condensed consolidated income statement for the period ended June 30, 2025.

The following table displays the calculation of the listing expense recognized on June 30, 2025:

	Number of shares	Amount (US$)
Shares issued to SPAC public investors (at US$3.64 / share)	1,546,148		5,627,979
Shares issued to SPAC sponsor and Maxim (at US$12.70 / share)	1,996,250		7,266,350
Fair value of consideration			12,894,329
Fair value of JVSPAC Net Liabilities acquired			861,293
Excess of fair value of consolidation over JVSPAC’s net assets (IFRS 2 charge for listing service)		US$	13,755,622

Redemptions resulted in US$61,468,797 of trust cash being paid out to SPAC shareholders before closing. The remaining trust cash of US$1,183,840, less liabilities assumed of US$2,045,133, resulted in net liabilities of US$861,293 being acquired.

HBNB also issued 600,000 HBNB Ordinary Shares to its financial advisor as compensation for the services rendered by the financial advisor for the business combination.

Following the transaction, the Company had 234,152,398 ordinary shares outstanding, consisting of:

Number of shares
Shares issued to SPAC public investors	1,546,148
Shares issued to SPAC sponsor and Maxim	1,996,250
Shares issued to Advisor	600,000
Shares issued to executives, employees and consultants	34,500,000
Shares issued to former Hotel101 Global Shareholders	195,500,000
Initial shares of the Company	10,000
234,152,398

The number of shares issued by the Company to former Hotel101 Global shareholders was determined as follows:

	Legacy Shares	Shares after conversion ratio
Common Stock issued to former Hotel101 Global Shareholders	12,558,533	195,500,000

5.	Property and equipment

	Right-of-use assets		Leasehold improvements		Office equipment		Building		Total
Cost
At December 31, 2024	US$	1,371,062	US$	624,527	US$	87,294	US$	5,191,558	US$	7,274,441
Additions in 2025		258,855		195,003		31,827		-		485,685
At June 30, 2025		1,629,917		819,530		119,121		5,191,558		7, 760,126

Accumulated depreciation
At December 31, 2024		298,325		150,996		4,071		-		453,392
Depreciation for the period		212,814		73,075		4,725		40,559		331,173
At June 30, 2025		511,139		224,071		8,796		40,559		784,565

Carrying amounts
At December 31, 2024	US$	1,072,737	US$	473,531	US$	83,223	US$	5,191,558	US$	6,821,049
At June 30, 2025	US$	1,118,778	US$	595,459	US$	110,325	US$	5,150,999	US$	6,975,561

On December 30, 2024, Hotel101 Global purchased its leased office premise at 20 Cecil St., Singapore from its immediate holding company for US$ 5,191,558. The contract of lease between DDPCW and Hotel101 Global was terminated and the carrying amount of the right-of-use asset was removed to reflect the lease termination. The gain recognized from the lease termination amounting to US$64,818 is included in the “Operating expenses” account in the unaudited condensed consolidated statements of comprehensive loss netted under “Other administrative expenses” in Note 15.

6. Investment in Associate

On January 21, 2025, Hotel101 Global acquired 40% of the total issued share capital of HOA from DD, the ultimate parent company, in exchange for shares of Hotel101 Global (Note 1).

HOA is incorporated in the Philippines and is engaged in the hotel, hospitality and real estate related businesses.

The investment in HOA was initially measured at cost as of acquisition date and subsequently adjusted to recognize the Company’s share of HOA’s net income or loss, as well as any dividends received.

The carrying amount of the investment in HOA follows:

Cost of the investment acquired	US$	15,495,782
Share in net income of HOA from acquisition to June 30, 2025		36,460
Balance at June 30, 2025	US$	15,532,242

Presented below is HOA’s summary of financial information:

	June 30, 2025
Percentage ownership interest		40%
Current assets	US$	93,328,427
Noncurrent assets		44,616,554
Current liabilities		83,041,065
Noncurrent liabilities		20,940,970
Net assets	US$	33,962,946

	Six months ended June 30, 2025
Total revenue	US$	11,037,237
Net Income		103,115

7. Development properties

	June 30, 2025		December 31, 2024
Development properties	US$	76,491,303	US$	61,544,287

Development properties represent cost of construction and development of condominium hotel units for Tokutei Mokuteki Kaisha Hotel101 Niseko and Hotel101 Madrid SLU, and the land related acquisition costs for Hotel101-Los Angeles lot.

Development properties recognized as “Cost of real estate sales” amounted to US$9,960,860 and nil for the six months ended June 30, 2025 and 2024, respectively (Note 14).

No inventory write-down was recognized on the Group’s development properties in 2025 and 2024.

8. Receivables

	June 30, 2025		December 31, 2024
Other receivables	US$	468,061	US$	343,998
Installment contracts receivable		2,152,696		81,160
Amount due from related parties		284,497		330
Amount due from immediate holding company		106,780		106,780
	US$	3,012,034	US$	532,268

Installment contracts receivable pertains to receivables from the sale of development properties. These receivables are collectible in monthly installments over a period of one (1) year to three (3) years or until the project is completed. Titles to development properties are not transferred to the buyers until full payment has been made.

The amount due from related parties pertains to receivables from HOA for the collections made by Hotel101 Global for bookings of HOA projects using HBNB’s Hotel101 application. These are non-trade, unsecured, non-interest bearing and repayable on demand.

The amount due from immediate holding company pertains to reimbursables paid by the Group. These are non-trade, unsecured, non-interest bearing and repayable on demand.

Other receivables mainly pertain to the receivable from tax authorities for stamp duty refund and receivable from the property manager of the Hotel101-Los Angeles lot.

Credit and market risks

Information about the Group’s exposures to credit and market risks are disclosed in Note 20.

9. Prepayments and other assets

	June 30, 2025		December 31, 2024
Input value-added tax and other taxes	US$	448,690	US$	1,073,509
Prepayments		2,763,059		108,059
Costs to obtain contract - net		1,372,503		1,132,929
Refundable deposits		71,937		74,330
Other deposits		118,230		118,230
	US$	4,774,419	US$	2,507,057

Input value-added tax represents accumulated input taxes from purchases of goods and services for business operations and purchases of materials and services for the office units and leasehold construction which can be applied against future output value-added tax.

Cost to obtain contract — net represents commission payments to brokers and agents for the sale of Hotel101 unit less any amount previously amortized as cost. Cost to obtain contract recognized as “Cost of real estate sales” amounted to US$806,650 and nil for the six months ended June 30, 2025 and 2024, respectively (Note 14).

10. Share capital

On March 13, 2024, the incorporation date, the shareholder subscribed to 1 ordinary share of the Company at US$1 per share.

In 2025, the Company filed an amended and restated Memorandum of Association amending its authorized share capital to US$50,000 divided into 500,000,000 ordinary shares of par value US$0.0001 each, effectively splitting its initial capital to 10,000 ordinary shares.

The excess of the deemed costs of the shares issued by HBNB in exchange for the fair value of JVSPAC’s identifiable net assets at the date of the Business Combination resulted in a US$13.76 million loss from business combination. The fair value of shares issued was based on a market price of US$3.64 per share as of June 30, 2025.

The holders of ordinary shares are entitled to receive dividends as declared from time to time, and are entitled to one vote per ordinary share at meetings of the Group. All shares rank equally with regard to the Group’s residual assets.

Key Executive Shares

On June 30, 2025, HBNB entered into restricted share subscription agreements with certain key executives and/or employees of HBNB and/or its affiliates with respect to an aggregate of 34,170,000 Key Executive Shares.

On June 30, 2025, HBNB entered into share subscription agreements with certain consultants and/or employees of HBNB and/or its affiliates with respect to an aggregate of 330,000 Key Executive Shares (“Subscribed KES”). On July 2, 2025, HBNB entered into an amendment to each Share Subscription Agreement with each Share Subscriber pursuant to which all but 100 of each Share Subscriber’s Subscribed KES are subject to a lock-up period.

On June 30, 2025, HBNB entered into restricted share subscription agreements with certain key executives and/or employees of HBNB and/or its affiliates (the “Restricted KES Subscribers”) with respect to an aggregate of 34,170,000 Key Executive Shares (“Restricted KES”). On June 30, 2025, HBNB issued the Restricted KES to the relevant Restricted KES Subscribers at US$0.0642 per share, amounting to US$2,193,714 received by HBNB as proceeds from the issuance.

The Restricted KES will vest according to the following schedule (the “Vesting Schedule”) from June 30, 2025:

Number of Months from June 30, 2025	% of Restricted KES
18 Months	5.00%
30 Months	10.00%
42 Months	15.00%
54 Months	20.00%
66 Months	50.00%

On June 30, 2025, HBNB entered into share subscription agreements (each, a “Share Subscription Agreement”) with certain consultants and/or employees of HBNB and/or its affiliates (the “KES Subscribers” and together with the Restricted KES Subscribers, the “Key Executives”) with respect to an aggregate of 330,000 Key Executive Shares (“Subscribed KES”). On June 30, 2025, HBNB issued the Subscribed KES to the relevant KES Subscribers at US$0.0642 per share amounting to US$21,186 received by HBNB as proceeds from the issuance. On July 2, 2025, HBNB entered into an amendment to each Share Subscription Agreement with each Share Subscriber pursuant to which all but 100 of each Share Subscriber’s Subscribed KES (the “Locked-up KES”) are subject to the following lock-up period schedule (each, a “Lock-up Period” and such Locked-up KES subject to a Lock-up Period, “Lock-up Shares”):

Lock-up period	% of Lock-up Shares
July 2, 2025 to 18 Months after June 30, 2025	100.00% of Locked-up KES
July 2, 2025 to 30 Months after June 30, 2025	95.00% of Locked-up KES
July 2, 2025 to 42 Months after June 30, 2025	85.00% of Locked-up KES
July 2, 2025 to 54 Months after June 30, 2025	70.00% of Locked-up KES
July 2, 2025 to 66 Months after June 30, 2025	50.00% of Locked-up KES

The fair value of Key Executive Shares was based on the closing trading price of HBNB’s shares at the grant date, and compensation expenses will be recorded in the unaudited condensed consolidated statements of operations over the vesting period of the Key Executive Shares. The grant date for the Key Executive shares is June 30, 2025 and the grant date fair value of the share is US$3.64 per underlying share based on closing price of HBNB share as of closing date. As of June 30, 2025, there are 34,500,000 issued Key Executive Shares booked in Share capital and Additional paid-in capital accounts in the unaudited condensed consolidated statement of financial position and US$89,058 has been recognized as Stock Compensation Expense for the six months ended June 30, 2025 included in “Operating expenses” account in the unaudited condensed consolidated statements of comprehensive loss. Stock compensation expense relates to key executive shares issued by the Company and are measured at the fair market value of the underlying stock at the grant date and the expense is recognized over the requisite service period.

In addition to the issued Key Executive Shares of the Company, if the Company reports a consolidated revenue for fiscal year 2025, as set forth in its annual audited consolidated financial statements of at least US$113.25 million, then HBNB, at its option, may issue in the aggregate up to an additional 500,000 ordinary shares as a bonus to the directors, executives, managers, advisors and employees of HBNB, its subsidiaries and/or parent companies, as determined at the relevant time (“Earnout Shares”). As of June 30, 2025, the Company assessed that it is not probable for the Company to hit its target consolidated revenue to recognize an estimate for the Earnout shares.

Capital management

The Group manages its capital to ensure that the Group is able to continue as a going concern and maintains an optimal capital structure so as to maximize shareholder value.

The capital structure of the Group comprises all components of equity as shown in the statement of financial position.

The Board of Directors regularly reviews the Group’s capital structure on a periodic basis and balances its overall capital structure through new share issuance and borrowings.

No significant changes were made in the objectives, policies or processes relating to the management of the Group’s capital structure during the period. The Group is not subject to externally imposed capital requirements.

11. Foreign currency translation reserve

	June 30, 2025		December 31, 2024
Foreign currency translation reserve	US$	338,070	US$	(165,458)

The foreign currency translation reserve comprises foreign currency differences arising from the translation of the financial statements of foreign operations whose functional currencies are different from the presentation currency of the Group for the financial period.

12. Lease liabilities

	June 30, 2025		December 31, 2024
Non-current
Lease liabilities	US$	661,855	US$	683,572

Current
Lease liabilities	US$	521,706	US$	415,466

Terms and debt repayment schedule

Terms and conditions of the lease liabilities are as follows:

				June 30, 2025
	Currency	Incremental borrowing rate	Year of maturity	Face value		Carrying amount
Lease liabilities	Various	5% - 8.00%	2026 - 2029	US$	1,109,297	US$	1,183,561

				December 31, 2024
	Currency	Incremental borrowing rate	Year of maturity	Face value		Carrying amount
Lease liabilities	Various	5% - 7.66%	2026 - 2029	US$	1,234,546	US$	1,099,038

Interest expense related to the lease liabilities is included in the “Finance costs” account in the unaudited condensed consolidated statements of comprehensive loss which amounted to US$39,999 and US$54,935 for the six months ended June 30, 2025 and 2024, respectively.

13. Payables

	June 30, 2025		December 31, 2024
Other payables	US$	11,003,303	US$	1,622,982
Deposits		19,810,467		22,543,438
Amount due to ultimate holding company (DD)		40,610,790		35,640,889
Amount due to immediate holding company (DDPCW)		22,681,262		22,638,110
Amounts due to related parties		2,100,623		1,426,644
Accrued expenses		47,136		329,065
	US$	96,253,581	US$	84,201,128

Other payables represent amount due to third party suppliers including trade payables and taxes payable, arising from services provided by contractors and service providers. These are non-interest bearing and are normally settled within thirty (30) days.

Deposits represent payments to the Group by prospective buyers from Hotel101-Niseko and Hotel101-Madrid projects which are to be applied against the contracts receivable upon recognition of revenue.

Amount due to ultimate holding company is non-trade, unsecured, interest-free and repayable on demand. This includes advances by the ultimate holding company for working capital requirements of the Group and expenses paid by the ultimate holding company on behalf of the Group.

Amount due to immediate holding company is non-trade, unsecured and repayable on demand.

This includes the following:

●	Advances by the immediate holding company for working capital requirements of the Group. US$2,730,000 of the amount due to immediate holding company bear a fixed interest of 8.0% per annum. Finance costs recognized amounted to US$107,704 and US$108,901 for the six months ended June 30, 2025 and 2024, respectively.

●	Expenses paid by the immediate holding company on behalf of the Group.

Amounts due to related parties pertain to advances made by related parties and reimbursables initially paid by related parties. These are non-trade, interest-free, unsecured and repayable on demand.

14. Revenue from Contracts with Customers

The Group derives revenue from the transfer of services over time. The Group’s source of revenue from contract with customer is from vertical real estate sales. All of the Group’s real estate sales from Hotel101 developments are from revenue from contracts with customers recognized over time.

The Group enters into contracts to sell with one identified performance obligation which is the sale of the Hotel101 unit together with the services to transfer the title to the buyer upon full payment of contract price. The amount of consideration indicated in the contract revenue is fixed and has no variable consideration. The Group offers several payment options to prospective customers. These include full payment upfront as well as various deferred payment schemes. The Group collects nonrefundable reservation fees from customers which is part of the contract price of the unit.

The customer is contractually obliged to make payments to the Group based on its agreed payment option. The Group and the customer do not have the unilateral right to terminate the agreement except in an event of default. If an event of default occurs, the sale can be cancelled and the customer shall be entitled to a refund of all amounts paid on the contract price less liquidated damages to cover for real estate broker’s commission, and taxes or expenses paid by the Group to the government or third parties in connection with revenue contract.

Total real estate revenue for the six months ended June 30, 2025 and 2024 amounted to US$16,747,130 and nil, respectively. Real estate revenue is recognized using percentage of completion method as permitted by IFRS 15, based on the estimated completion of a physical proportion of the contract work. Gross profit from real estate revenues related to the development of properties amounted to US$6,786,270 and nil for the six months ended June 30, 2025 and 2024, respectively.

Interest expense from the significant financing component is included in the “Finance costs” account in the unaudited condensed consolidated statements of comprehensive loss amounted to US$552,235 and nil for the six months ended June 30, 2025 and 2024, respectively.

Contract Balances

	June 30, 2025		December 31, 2024
Contract assets	US$	2,152,696	US$	81,160
Cost to obtain contract		1,372,503		1,132,929
Contract liabilities		18,203,530		21,186,012

Cost of Real Estate Sales

	Six months ended June 30, 2025		Six months ended June 30, 2024
Construction and development costs	US$	6,131,553	US$	-
Land and land development costs		3,022,657		-
Cost to obtain contract		806,650		-
	US$	9,960,860	US$	-

Real estate sales	US$	16,747,130	US$	-
Real estate development margin		40.5%		-

15. Operating Expenses

The following expense items have been included in arriving at loss before tax:

	Six months ended June 30, 2025		Six months ended June 30, 2024
Depreciation and amortization	US$	331,173	US$	238,128
Professional and contracted fees		1,048,928		242,420
Travel expenses		267,130		213,338
Employee benefits expense		2,559,879		568,429
Taxes and permits		96,702		9,842
Utilities and Office		5,077		4,078
Selling and marketing expenses		330,592		233,180
Other administrative expenses		435,683		168,382
	US$	5,075,164	US$	1,677,797

16. Leases

Leases as lessee

The Group leases office premise from its immediate holding company and showroom spaces from a third parties. The leases run for periods ranging from 3 to 5 years, with options to renew after lease expiry dates.

Information about leases for which the Group is a lessee is presented below.

Right-of-use assets

	Office premise		Showroom		Total
Group
Balance at December 31, 2023	US$	1,044,164	US$	218,345	US$	1,262,509
Additions for the period		-		1,109,050		1,109,050
Depreciation charge for the period		(225,034)		(254,658)		(479,692)
Lease termination		(819,130)		-		(819,130)
Balance at December 31, 2024		-		1,072,737		1,072,737
Additions for the period		-		258,855		258,855
Depreciation charge for the period		-		(212,814)		(212,814)
Balance at June 30, 2025	US$	-	US$	1,118,778	US$	1,118,778

Amounts recognized in profit or loss

	Six months ended June 30, 2025		Six months ended June 30, 2024
Interest on lease liabilities	US$	39,999	US$	54,935

Amounts recognized in statement of cash flows

	Six months ended June 30, 2025		Six months ended June 30, 2024
Total cash outflow for lease	US$	(322,037)	US$	(502,960)

Leases as lessor

The Group’s Hotel101-Los Angeles lot has an existing structure with tenants at the time of acquisition, and the leases have been assigned to the Group. The Group plans to retain the leases in the short-term as the primary purpose of the Hotel101-Los Angeles lot is for the construction and development of the Hotel101-Los Angeles project. Rental income amounted to US$0.19 million and nil for the six months ended June 30, 2025 and 2024, respectively.

17. Loss per share

	Six months ended June 30, 2025		Six months ended June 30, 2024
Loss attributable to the owners of the company	US$	(12,495,301)	US$	(1,838,899)
Weighted average number of ordinary shares*		191,920,792		81,323,334
Basic and diluted loss per share	US$	(0.07)	US$	(0.02)

*	Weighted average number of ordinary shares have been adjusted to reflect the exchange of Hotel101 Global’s common share for HBNB’s ordinary share at an exchange rate of approximately 15.57 as a result of the business combination. See Note 4, Business combination and reverse recapitalization, for details.

For the six months period ended June 30, 2025 and 2024, the Company has no potential dilutive debt or equity instruments.

18. Related parties

Amounts due from immediate holding company and related parties were presented under Receivables (Note 8) for reimbursables paid the Company on behalf of the immediate holding company and related parties and for hotel revenues of HOA collected by the Company through the Hotel101 system.

Amounts due to the ultimate holding company, immediate holding company and related parties were presented under Payables (Note 14) which represents intercompany loans and advances provided by related parties to the Group.

In 2024, the Group sold Hotel101 units to DD’s related parties. The transactions are subject to the same terms and conditions as sales to third parties. For the six months ended June 30, 2025, real estate sales and cost of real estate sales amounted to US$180,516 and US$107,259, respectively. There are no outstanding receivables as of June 30, 2025.

19. Segment Reporting

As of June 30, 2025, the Company has one reportable segment, that is property development.

Property development segment includes the acquisition and development of real estate properties and the sale of these real estate properties and units. Once the real estate properties are completed, the Group will management these properties as Hotel101 hotels and will be under the hotel management segment of the Group.

As of June 30, 2025, there are no operating hotels under the Group.

Reportable segment is defined as components of an entity for which discrete financial information is available and is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in making decisions regarding resource allocation and performance assessment. The Company’s CODM is its Chief Executive Officer. The CODM assesses financial performance and decides how to allocate resources based on consolidated net income.

20. Financial instruments

(i) Financial risk management

Overview

The Group has exposure to the following risks from financial instruments:

●	credit risk

●	liquidity risk

●	market risk

This note represents information about the Group’s exposure to each of the above risks, the Group’s objectives, policies and processes for measuring and managing risk.

Risk management framework

The Board of Directors has overall responsibility for the establishment and oversight of the Group’s risk management framework. Management is responsible for developing and monitoring the Group’s risk management policies. Management reports regularly to the Board of Directors on its activities.

The Group’s risk management policies are established to identify and analyse the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

(ii) Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligation and arises principally from the Group’s receivable from other related parties.

Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis.

At reporting date, there is no significant concentration of credit risk for the Group.

Amounts due from related parties and subsidiaries

Impairment on the Group’s receivable from related parties has been measured on the 12-month expected loss basis which reflect the low credit risk of the exposures. The amount of the allowances on these balances is insignificant.

The carrying amounts of financial assets in the statements of financial position represent the Group’s maximum exposures to credit risk.

(iii) Liquidity risk

Liquidity risk refers to the risks that the Group will not able to meet its financial obligations as they fall due. The Group manages liquidity risk by matching its payment and receipts cycle.

Exposure to liquidity risk

The following are the remaining contractual maturities of financial liabilities. The amounts are gross and undiscounted, and include contractual interest payments and exclude the impact of netting agreements:

June 30, 2025	Carrying amount		Contractual cash flows		Within 1 year		After 1 year but within 5 years
Non-derivative financial liabilities
Payables	US$	96,253,581	US$	(96,253,581)	US$	(96,253,581)	US$	-
Lease liabilities		1,183,561		(1,109,297)		(515,309)		(593,988)
	US$	97,437,142	US$	(97,362,878)	US$	(96,768,890)	US$	(593,988)

December 31, 2024	Carrying amount		Contractual cash flows		Within 1 year		After 1 year but within 5 years
Non-derivative financial liabilities
Payables	US$	84,201,128	US$	(84,419,528)	US$	(84,419,528)	US$	-
Lease liabilities		1,099,038		(1,243,546)		(482,915)		(760,631)
	US$	85,300,166	US$	(85,663,074)	US$	(84,902,443)	US$	(760,631)

(iv) Market risk

Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return.

Interest rate risk

Interest rate risk is the risk that the fair value or future cashflow of the Group’s financial instruments will fluctuate because of changes in market interest rates. The Group is not exposed to interest rate risk in respect of amount due to immediate holding company as it bears fixed interest rates.

Foreign currency risk

The Group is exposed to foreign currency risk on transactions that are denominated in currencies other than the respective functional currencies of the Group’s entities. Additionally, the Group is exposed to currency translation risk arising from net assets of subsidiaries operating in Japan, Spain and Luxembourg, which are denominated in their respective domestic currencies which is also their functional currencies.

Exposure to currency risk

The Group’s exposure to foreign currencies are as follows:

June 30, 2025	Euro		JPY
Financial assets
Cash and cash equivalents	US$	3,084,656	US$	2,029,026

Financial liabilities
Payables		(8,727,006)		(31,846)
Net exposure	US$	(5,642,350)	US$	1,997,180

December 31, 2024	Euro		JPY
Financial assets
Cash and cash equivalents	US$	3,802,774	US$	3,413,035

Financial liabilities
Payables		(1,678,161)		(38,563)
Net exposure	US$	2,124,613	US$	3,374,472

Sensitivity analysis

A reasonably possible strengthening (weakening) of the United States dollar, as indicated below, against the Euro and JPY as at June 30, 2025 and December 31, 2024 would have increased (decreased) profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remains constant and ignores any impact of forecasted sales and purchases.

	June 30, 2025		December 31, 2024
Euro (10% strengthening)	US$	564,235	US$	(212,461)
JPY (10% strengthening)		(199,718)		(337,447)
Euro (10% weakening)		(564,235)		212,461
JPY (10% weakening)		199,718		337,447

(v) Accounting classifications and fair values

The carrying amounts of financial assets and financial liabilities in the statement of financial position are as follows.

	Carrying amount
	Amortised cost		Other financial liabilities		Total
June 30, 2025
Financial assets not measured at fair value
Receivables	US$	3,012,035	US$	-	US$	3,012,035
Cash and cash equivalents		8,697,637		-		8,697,637
Refundable deposits		71,937		-		71,937
	US$	11,781,609	US$	-	US$	11,781,609

	Carrying amount
	Amortised cost		Other financial liabilities		Total
December 31, 2024
Financial assets not measured at fair value
Receivables	US$	343,998	US$	-	US$	343,998
Cash and cash equivalents		15,043,196		-		15,043,196
Refundable deposits		69,787		-		69,787
	US$	15,456,981	US$	-	US$	15,456,981

Measurement of fair values

The carrying amounts of financial assets and financial liabilities with a maturity of less than one year (including receivables, cash and cash equivalents and payables) approximate their fair values due to their short period to maturity.

21. Note to unaudited condensed consolidated statement of cash flows

The following transactions are the non-cash investing and financing activities of the Group for the six months ended June 30, 2025:

-	Acquisition of 40% common interest in HOA in exchange for Hotel101 Global shares resulting to a US$15,495,782 Investment in Associate (Note 6).

-	Issuance of common shares related to the business combination and SPAC merger on June 30, 2025 (Note 4).

22. Subsequent events

The Group’s management has evaluated subsequent events through the date the unaudited condensed consolidated financial statements were issued.

On October 3, 2025, the Group incorporated Hotel101 (Cambodia) Co. Ltd. in Cambodia as an associate of Hotel101 Global for its planned hotel development in Cambodia.

On October 24, 2025, the Board of HBNB approved the 2025 Equity Incentive Plan (“Incentive Plan”) of the Company to provide grants to acquire ordinary shares of the Company up to a maximum of 23,403,239 Ordinary Shares, which number may be adjusted pursuant to the Incentive Plan. No shares has been issued in relation to the Incentive Plan as of the date of the unaudited condensed consolidated financial statements.

Subsequent to June 30, 2025, the Group received advances from the ultimate holding company, immediate holding company and from related parties amounting to approximately US$34.0 million.